Exhibit (a)(1)
[Whitehall Letterhead]
December 16, 2005
Dear Fellow Stockholders:
     As you may be aware, Newcastle Partners L.P. (“Newcastle”) has commenced an unsolicited tender offer for the Company’s common stock (the “Offer”).
     After consideration by the Board of Directors (the “Board”), including review of the Offer with the Company’s management and financial and legal advisors, the Board unanimously recommends that you reject the Offer in its current form and not tender your shares of Company common stock to Newcastle. Your Board of Directors has unanimously reaffirmed its recommendation of the financing and related transactions with Prentice Capital Management, L.P. (the “Prentice Financing”).
     Whitehall is in, and has for some time been in, a serious financial situation. As the Company has stated in its proxy materials relating to the Prentice Financing, unless Whitehall secures financing, there is substantial doubt as to whether the Company will have sufficient capital to continue to operate its business as currently conducted. In such a case, Whitehall may be forced to pursue a restructuring under applicable bankruptcy law. Newcastle has not addressed these critical issues. Newcastle previously has made highly conditional proposals that did not come to fruition, and this Offer contains a number of significant conditions. In fact, at this time the Board has not received any information from Newcastle to be able to determine whether the material substantive conditions to the Offer are capable of being satisfied. The Company notes that:
•	Newcastle’s Offer does not address how the Company will have adequate senior financing going forward. In fact, the Offer has a condition relating to senior financing, but Newcastle has not demonstrated that it has any binding commitment or other agreement for such financing.
•	Newcastle’s Offer does not address how the Company will procure additional financing required to remain financially viable (such as the $20 million of additional funding that would be provided by the Prentice financing).
•	Newcastle’s Offer does not address how the Company can retain the essential support of vendors, which is critical to the availability of senior financing and the Company’s operations.
     Additional information with respect to the Board’s decision and its actions is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.
     Your Board of Directors and I greatly appreciate your continued support and encouragement.

Sincerely, /s/ Robert Baumgardner Robert Baumgardner Chief Executive Officer